Exhibit 99.12

ADDENDUM No.1

To

MV Navios Canary

Bareboat Charter Party dated 27th November, 2019

This Addendum, is made and entered into this 28 day of June, 2023 by and between Vernazza Shiptrade Inc. of the Republic of the Marshall Islands (hereinafter called the “Charterers”) and Anchor Trans Inc. of the Republic of Panama (hereinafter called the “Owners”),

WITNESSETH;

WHEREAS, the Charterers and the Owners have entered into a certain bareboat charter party and rider clause dated 27th November, 2019 (hereinafter called the “BBCP”) for the bareboat charter of one (1) 180,528 DWT BULK CARRIER named as MV Navios Canary, and

WHEREAS, the Financial Conduct Authority (FCA) responsible for supervising LIBOR has announced on 5th March, 2021 that the publication of USD LIBOR will cease, and 1 month ICE LIBOR will cease to be published on 30th June 2023, and

WHEREAS, due to the upcoming cessation of USD LIBOR publication, the Charterers and the Owners desire to agree to change interest rate of the charter hire of the BBCP from “1 month ICE LIBOR + 2.0%” to “1 month CME TERM SOFR + (2.0%+0.11448%)”.

NOW THEREFORE, notwithstanding anything contained in the BBCP, it is mutually agreed and confirmed by the parties hereto that:

1.	Clause 36(1) II. shall be amended as per following.

35. CHARTER HIRE

(ii) Monthly Variable Hire is calculated from the number of the days in any relevant month, and daily variable hire in accordance with the following formula:

Monthly Variable Hire = Daily Variable Hire x the number of the days in the relevant month

Daily Variable Hire = Charter Principal Balance x (2.11448% + one (1) month CME TERM SOFR as applicable for the month in respect of which such Daily Variable Hire is to be calculated) / 360

Applicable one (1) month CME TERM SOFR to be confirmed fourteen (14) Banking Days prior to hire due date. The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before such due date.

Charter Principal Balance means US$33,000,000.- less the aggregate Monthly Fixed Hire as has at any relevant time been paid to the Owners for Vessel.

Should the CME TERM SOFR fail to negative interest rate, zero (0) is to be applied as CME TERM SOFR.

2.	Effective date

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 44th hire with the interest period of 20th August, 2023 through 20th September, 2023.

3.	GOVERNING LAW

This Addendum shall be governed by and construed in accordance with English Law. The arbitration provision of Clause 30 of the BBCP shall apply mutatis mutandis to this Addendum.

4.	All other terms and conditions in the said BBCP shall remain unaltered and in full force.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed on the day and year first above written.

Signature (Owners)	Signature (Charterers)
Anchor Trans Inc.	Vernazza Shiptrade Inc.

/s/ Takumi Watanabe	/s/ Georgios Panagakis
By: Title:	By: Title: